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                                                                     EXHIBIT 8.3



                                                                November 1, 2005




IPC Holdings, Ltd.,
      29 Richmond Road,
           Pembroke, HM 08 Bermuda.

Ladies and Gentlemen:

                  We have acted as counsel to IPC Holdings, Ltd. (the "Company") in connection with the preparation and filing by the Company with the Securities and Exchange Commission of the Prospectus Supplement, dated October 31, 2005 (the "Prospectus Supplement"), relating to the issue of 9,000,000 7.25% Series A Mandatory Convertible Preferred Shares (Liquidation Preference $26.25 Per Share) of the Company. We hereby confirm to you that, in our opinion, insofar as they purport to describe provisions of United States federal income tax law applicable to the Series A Mandatory Convertible Preferred Shares of the Company that may be offered under the Prospectus Supplement, the statements set forth under the caption "Certain United States Federal Tax Considerations For Holders of Series A Mandatory Convertible Preferred Shares" in the Prospectus Supplement are accurate in all material respects.

                  We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit and the reference to us under the heading "Certain United States Federal Tax Considerations For Holders of Series A Mandatory Convertible Preferred Shares". In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.


                                                     Very truly yours,

                                                     /s/ Sullivan & Cromwell LLP